

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2021

R. Kirk Huntsman
Chief Executive Officer
Vivos Therapeutics, Inc.
9137 Ridgeline Boulevard, Suite 135
Highlands Ranch, CO 80129

> **Re: Vivos Therapeutics, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted April 13, 2021**
> **CIK No. 0001716166**

Dear Mr. Huntsman:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Deanna Virginio at 202-551-4530 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Lawrence A. Rosenbloom, Esq.